Contact

ida.kane@gmail.com

www.linkedin.com/in/ida-
kane-38720013 (LinkedIn)

Top Skills

Financial Analysis

Cross-functional Team Leadership

Contract Negotiation

Ida Kane

Board Member
United States

Experience

Buildertrend
Board Member
June 2021 - Present (3 years 5 months)
Omaha, Nebraska, United States

Vimeo
Board Member
May 2021 - Present (3 years 6 months)
New York, United States

AppFolio, Inc.
Chief Financial Officer
February 2015 - June 2021 (6 years 5 months)
Santa Barbara, California Area

RightScale, Inc.
Chief Financial Officer
July 2010 - February 2015 (4 years 8 months)
Santa Barbara, California

thinkorswim
Senior Vice President & Chief Financial Officer
2005 - 2009 (4 years)

Investools
Senior Vice President & Chief Financial Officer
2005 - 2009 (4 years)

Investools Inc. is a subsidiary of thinkorswim Group Inc.

FranklinCovey
Chief Financial Officer & Vice President of Operations, Organizational
Solutions Business Unit
2001 - 2005 (4 years)
Salt Lake City, Utah

Encubate Holdings LLC
Partner & Chief Accounting Officer
1999 - 2001 (2 years)
Atlanta, Georgia

Equitrac
Corporate Controller
1997 - 1999 (2 years)
Miami, Florida

KPMG
Audit Manager
1992 - 1997 (5 years)
Miami, Florida

Education

University of Miami
Master of Business Administration - MBA, Accounting · (1991 - 1992)

University of Miami
Bachelor's degree, Accounting · (1989 - 1991)